[BANK OF MARIN BANCORP LETTERHEAD]

June 21, 2021

VIA OVERNIGHT DELIVERY

Julia Griffith, Esq.

Staff Attorney

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bank of Marin Bancorp

Registration Statement on Form S-4

Filed June 11, 2021

File No. 333-257025

Dear Ms. Griffith:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the U.S. Securities Act of 1933, as amended, Bank of Marin Bancorp (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-257025), as amended, be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 5:00 p.m., Eastern Daylight Time, on June 23, 2021, or as soon as practicable thereafter.

Please contact Kenneth E. Moore, Esq. of Stuart | Moore | Staub at (805) 545-8590 or ken@stuartmoorelaw.com with any questions you may have concerning this request. Kindly notify Mr. Moore when this request for acceleration has been granted.

Very truly yours,

/s/ Russell A. Colombo
Russell A. Colombo
Chief Executive Officer

cc: Kenneth E. Moore, Esq.